Mail Stop 3561

June 19, 2007

Steven Shapiro
Vice President
Morgan Stanley ABS Capital I Inc.
1585 Broadway
New York, NY 10036

Re: Morgan Stanley ABS Capital I Inc. Trust 2006-NC3
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2006
Filed May 10, 2007
File No. 333-130694-01

Dear Mr. Shapiro,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director